SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K



(Check One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934


                   For the fiscal year ended December 31, 2001


                                       OR


     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934


For the transition period from _______________________ to ______________________


Commission File Number: 001-14135

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                          OMI CORPORATION SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                                 OMI CORPORATION
                                ONE STATION PLACE
                               STAMFORD, CT 06902

OMI CORPORATION SAVINGS PLAN

TABLE OF CONTENTS




                                                                           Page

INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS FOR THE YEARS ENDED
   DECEMBER 31, 2001 and 2000

         Statements of Net Assets Available for Benefits                      2

         Statements of Changes in Net Assets Available for Benefits           3

         Notes to Financial Statements                                    4 - 8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2001

         Schedule H, Part VI, Line 4i - Schedule of Assets
         Held for Investment Purposes                                         9

SIGNATURE PAGE                                                               10

INDEPENDENT AUDITORS' CONSENT                                                11

INDEPENDENT AUDITORS' REPORT


To the Administrative Committee of OMI Savings Plan
Stamford, Connecticut

We have audited the accompanying statements of net assets available for benefits of OMI Corporation Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP
New York, New York

July 2, 2002



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


OMI CORPORATION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2001 AND 2000

                                                        2001             2000
                                                     -----------     -----------
INVESTMENTS -- At fair value
  Shares of common stock                             $ 1,904,499     $ 2,860,517
  Shares in registered investment companies            6,969,807       9,325,945
  Loans to participants                                  105,349         141,913
                                                     -----------     -----------
    Total Investments                                  8,979,655      12,328,375
                                                     -----------     -----------

RECEIVABLES:
  Employer contributions                                   6,877          35,674
  Participants' contributions                              7,611          10,656
  Accrued dividends                                        2,552            --
                                                     -----------     -----------
                                                          17,040          46,330
                                                     -----------     -----------

NET ASSETS AVAILABLE FOR BENEFITS                    $ 8,996,695     $12,374,705
                                                     ===========     ===========

See notes to financial statements.

OMI CORPORATION SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                         2001           2000
                                                     -----------    -----------
Additions to net assets attributed to:

Dividends                                            $   178,420    $   185,408
                                                     -----------    -----------

Contributions:
  Participants'                                          300,408        340,206
  Employer                                               270,843        261,916
                                                     -----------    -----------
                                                         571,251        602,122
                                                     -----------    -----------

Loan payments -- interest                                  2,730         15,627
                                                     -----------    -----------

Net appreciation in fair value of investments               --          484,634
                                                     -----------    -----------

    TOTAL ADDITIONS                                      752,401      1,287,791
                                                     -----------    -----------

Deductions from net assets attributed to :
  Benefits paid to participants                       (1,429,738)    (3,246,411)
  Net depreciation in fair value of investments       (2,700,673)          --
                                                     -----------    -----------
    TOTAL DEDUCTIONS                                  (4,130,411)    (3,246,411)
                                                     -----------    -----------

NET DECREASE                                          (3,378,010)    (1,958,620)

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                   12,374,705     14,333,325
                                                     -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                        $ 8,996,695    $12,374,705
                                                     ===========    ===========

See notes to financial statements.

OMI CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 and 2000

1. DESCRIPTION OF THE PLAN

     The following description of the OMI Corporation Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

     GENERAL -- The Plan is a defined-contribution plan established on July 1, 1993 covering all full-time salaried employees of OMI Corporation who have a minimum of 30 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     On October 2, 2001, ABN AMRO Trust Services Company ("ABN AMRO"), formerly Chicago Trust Company, was appointed plan record keeper and trustee. All assets were transferred from Morgan Stanley Dean Witter to ABN AMRO on that date.

     CONTRIBUTIONS -- Employees are permitted to contribute up to 15% of their annual salaries, subject to the applicable Internal Revenue Service ("IRS") limitations. OMI Corporation matches 100 percent of employee contributions up to 6 percent of each employee's compensation.

     LOANS -- Employees are permitted to borrow up to the lesser of $50,000 or 50 percent of their vested account balance (account balance must not be less than $2,500). The interest rate on the loan is based on the prime lending rate, plus 1 percent.

     PARTICIPANT ACCOUNTS -- Each participant's account is (a) credited with the participant's contributions and allocations (b) the employer's contributions and (c) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     VESTING -- Participants are immediately vested in: (a) their contributions plus actual earnings thereon and (b) OMI Corporation's matching and discretionary contributions to the accounts plus actual earnings thereon.

     INVESTMENT OPTIONS -- Upon enrollment in the Plan, a participant may direct contributions to be invested in one of various investment funds in whole percentages. At December 31, 2001 the following funds were available:

     OMI Corporation Common Stock Fund - invests in the common stock of OMI Corporation.

     The Chicago Trust Safety of Principal Fund - seeks to provide safety of principal and a current rate of interest while maintaining liquidity and a stable value. Principal will not fluctuate as interest rates change.

     Franklin U.S. Government Securities Fund - seeks income by investing substantially all of its assets in Government National Mortgage Association obligations (Ginnie Maes).

     ABN AMRO/Chicago Capital Bond Fund - seeks high current income consistent with prudent risk of capital. The Fund invests primarily in a broad range of intermediate-term investment-grade fixed income securities.

     ABN AMRO/Chicago Capital Balanced Fund - seeks growth of capital with current income by investing in a combination of equity and fixed income securities. The Fund generally invests between 40% and 70% of its assets in equity securities and between 30% and 60% in fixed income securities.

     Vanguard S&P 500 Fund - holds all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance, in proportion to their weighting in the index.

     Alliance Growth & Income Fund - seeks income and capital appreciation by investing primarily in dividend-paying common stocks.

     Fidelity Advisor Equity Growth Fund - seeks aggressive capital growth by investing primarily in common and preferred stock and securities convertible into the common stock of companies with above-average growth characteristics.

     ABN AMRO/Chicago Capital Growth Fund - seeks long-term total return through a combination of capital appreciation and current income. In seeking to achieve its investment objective, the Fund invests primarily in common stocks, preferred stocks, securities convertible into common stocks and fixed income securities.

     ABN AMRO Small Cap Fund - invests primarily in a blended portfolio of growth and value stocks of small capitalization companies. Generally, no more than 75% of the fund assets will be devoted to either the growth or value strategy at any one time.

     ABN AMRO/Veredus Aggressive Growth Fund - seeks to provide capital appreciation by investing primarily in equity securities of companies with accelerating earnings.

     American Funds EuroPacific Growth Fund - seeks long-term growth by investing primarily in equities of companies based outside the United States.

     Scudder New European Fund - seeks capital appreciation. The Fund normally invests at least 65% of its assets in European equity securities. It typically invests in at least three countries.

     AIM Asia Growth Fund - seeks long-term growth of capital. The Fund seeks to meet its objective by investing, normally, at least 65% of its assets in marketable equity securities issued by Asian companies (except Japanese companies), including companies with market capitalizations of less than $1 billion.

     Seligman Communications & Information Fund - seeks capital appreciation by investing primarily in common stocks issued by companies that operate in the communications, information, and related industries.

     Alliance Technology Fund - seeks growth of capital by investing primarily in securities of companies expected to benefit from technological advances and improvements.

     Participants may change their contribution elections by giving 30 days prior written notice and participants may change their investment fund elections daily.

     PAYMENTS OF BENEFITS -- On termination of service due to death, disability, retirement or other reasons, a participant, or his or her beneficiary, will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING -- The financial statements of the Plan are prepared under the accrual method of accounting.

     USE OF ESTIMATES -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets available for benefits. The Plan invests in various securities including U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for the plan benefits.

     INVESTMENT VALUATION AND INCOME RECOGNITION -- The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

     Purchases and sales of securities are recorded on a trade-date-basis. Dividends are recorded on the ex-dividend date. Dividends and other distributions received and gains realized on securities are reinvested in the related investment fund.

     PAYMENT OF BENEFITS -- Benefits are recorded when paid.

     ADMINISTRATIVE EXPENSES -- The administrative expenses to manage the Plan are paid by the Plan Sponsor, OMI Corporation. The total fees paid during the years ended December 31, 2001 and 2000 were $6,314 and $14,406, respectively.

3. PLAN TERMINATION

     Although it has not expressed any intention to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

4. TAX STATUS

     The Internal Revenue Service has determined and informed the Company by letter dated May 29, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (The "IRC"). The plan administrator and tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.



5. INVESTMENTS EXCEEDING 5% OR MORE OF NET ASSETS

     The following investments, represent 5% or more of the Plan's net assets available for benefits as of December 31, 2001 and 2000, respectively:

             Description                                  2001           2000
             -----------                                  ----           ----

The Chicago Trust Safety of Principal Fund             $1,759,186           --
Vanguard S&P 500 Fund                                   1,315,225           --
ABN AMRO/Chicago Capital Growth
    and Income Fund                                     1,487,580           --
ABN AMRO/Veredus Aggressive Growth Fund                   662,890           --
OMI Corporation Common Stock                            1,904,499     $2,184,167
MSDW American Opportunities Fund Class A                     --        2,659,978
MSDW Information Fund Class A                                --          935,209
MSDW S&P Index Fund Class A                                  --        1,668,447
MSDW Stable Value Fund                                       --        1,905,650
Van Kampen Emerging Growth Fund Class A                      --        1,006,416

6. RELATED-PARTY TRANSACTIONS

     Certain Plan investments are in mutual funds managed by ABN AMRO, the trustee as defined by the Plan, and, therefore, these transactions qualify as transactions with a party-in-interest.


OMI CORPORATION SAVINGS PLAN                                     EIN: 52-2098714
SCHEDULE H, PART VI, LINE 4i -- SCHEDULE OF                       PN:     005
  ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2001
-------------------------------------------------------------------------------------------------
(a)        (b)                             (c)                                 (d)        (e)
    Identity of issue,               Description of                            Cost     Current
    borrower, lessor,                  Investment                                        Value
    or similar party
-------------------------------------------------------------------------------------------------
*    ABN AMRO              OMI Corporation Common Stock                         **     $1,904,499

*    ABN AMRO              The Chicago Trust Safety of Principal Fund           **      1,759,186
*    ABN AMRO              Franklin U.S. Government Securities Fund             **        151,625
*    ABN AMRO              ABN AMRO / Chicago Trust Capital Bond Fund           **        258,528
*    ABN AMRO              ABN AMRO / Chicago Capital Balanced Fund             **        390,978
*    ABN AMRO              Vanguard S&P 500 Fund                                **      1,315,225
*    ABN AMRO              Alliance Growth and Income Fund                      **         26,671
*    ABN AMRO              Fidelity Advisor Equity Growth Fund                  **          1,979
*    ABN AMRO              ABN AMRO / Chicago Capital Growth Fund               **      1,487,580
*    ABN AMRO              ABN AMRO Small Cap Fund                              **          6,728
*    ABN AMRO              ABN AMRO / Veredus Aggressive Growth Fund            **        662,890
*    ABN AMRO              American Funds EuroPacific Growth Fund               **        182,416
*    ABN AMRO              Scudder New European Fund                            **        156,771
*    ABN AMRO              AIM Asian Growth Fund                                **        200,529
*    ABN AMRO              Seligman Communications and Information Fund         **        293,202
*    ABN AMRO              Alliance Technology Fund                             **         75,499
*    Participant Loans     Participant Loans                                    **        105,349
                                                                                       ----------
     TOTAL INVESTMENTS                                                                 $8,979,655
                                                                                       ==========

 *  Party-in-interest as defined by ERISA
** In column (d), cost information may be omitted with respect to participant or beneficiary directed transactions under an individual account plan.


                                 SIGNATURE PAGE



Pursuant to the requirements of the Securities Exchange Act of 1934, the duly authorized Plan Administrator has executed this annual report.


                                                 OMI CORPORATION SAVINGS PLAN




Date:  July 11, 2002                             By: /S/ FREDRIC S. LONDON
                                                    ----------------------------
                                                    Fredric S. London
                                                    Plan Administrator

                          INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-72458 of OMI Corporation on Form S-8 of our report dated July 2, 2002 appearing in this Annual Report on Form 11-K of the OMI Corporation Savings Plan for the year ended December 31, 2001.



DELOITTE & TOUCHE LLP
New York, New York
July 9, 2002



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